

June 24, 2011

Via E-mail
Eric Stoppenhagen
President
Digipath, Inc.
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

> **Re:** **Digipath, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed June 3, 2011**
> **File No. 000-54239**

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Plan of Operations, page 4

1. We note your response to comment 4(a) of our comment letter dated May 23, 2011. Please revise your disclosure to indicate that the general steps of the platform methodology will be available to your competitors but not the detailed steps of your process. Also, please explain how the steps and processes are proprietary.

Item 2. Management's Discussion and Analysis or Plan of Operation

Three Months Ended March 31, 2011, page 11

2. We note that you recorded $30,000 in revenues from three customers for consulting services. Please tell us what types of services were provided and from whom as you

currently only have one employee. Also, please revise to provide more disclosure about the types of contracts entered into with these three customers. For example, are these long term contracts or have you provided the service and the contracts are completed.

3.   Please revise your results of operations to discuss expectations for the future as it relates to the three customers you obtained during the first quarter of 2011 and discuss any new customers that you have obtained that may generate revenue in the future.

March 31, 2011 Financial Statements

Revenue Recognition, page 37

4.   You disclose that the Company is in the development stage and have yet to realize revenues from operations. We note that you recognized $30,000 in revenues during the first quarter of 2011 and you disclose in footnote 1 that you are no longer a development stage company due to the fact that you recognized revenues in the first quarter of 2011. Please reconcile.

5.   In addition, please tell us the nature of these revenues and the services provided to the various customers. We note that you recorded no costs of sales during the first quarter of 2011. Please tell us how you were able to provide services with no costs incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eric Stoppenhagen
Digipath, Inc.
June 24, 2011
Page 3

        You may contact Jonathan Wiggins, Accounting Examiner, at (202) 551-3694 or
Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding
comments on the financial statements and related matters. Please contact Folake Ayoola,
Attorney-Advisor, at (202) 551-3673 or Duc Dang at (202) 551-3386 with any other
questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief